EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

September 23, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON ANNOUNCES APPOINTMENT OF A NEW DIRECTOR

Levon Resources Ltd. (the “Company”) is pleased to announce the Appointment of Mr. Robert Aaron Roberts to the Board of Directors.

Mr. Roberts is a graduate of Osgoode Hall Law School (1986) and is called to the Alberta (1987) and Ontario (1988) bar. Mr. Roberts began his legal career in Calgary with a focus on natural resource transactions and in the fall of 1987 he joined the Toronto offices of Osler, Hoskin & Harcourt where he practiced corporate tax and finance law with an emphasis on mergers and acquisitions including many transactions in the natural resources sector. Mr. Roberts authored or co-authored many articles on corporate tax including an annual paper for the Canadian Tax Foundation on the tax aspects of takeover bids. In 1999 Mr. Roberts left the practice of law to pursue entrepreneurial opportunities in the retail sector. Mr. Roberts is Chief Executive Officer and co-owner of Channel Control Merchants, LLC (“CCM”) based in Hattiesburg, Mississippi. CCM is a retail services company specializing in providing brand control services to major retailers and is the market leader in North America in the management of retail insurance salvage claims, customer return programs for major retailers, and the export of brand sensitive inventories.

Levon’s annual report is also available online for download at levon.com

ON BEHALF OF THE BOARD
LEVON RESOURCES LTD.

“Ron Barbaro”
______________________________
Ron Barbaro
Chairman

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws.